UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

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SEC FILE NUMBER 1-8929

CUSIP NUMBER 000957100

(Check One):   ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: April 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:
Read Instruction Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
ABM Industries Incorporated

Full Name of Registrant

Former Name if Applicable
160 Pacific Avenue, Suite 222

Address of Principal Executive Office (Street and Number)
San Francisco, CA 94111

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 1 l-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
In finalizing the interim financial statements required to be included in the Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2006, ABM Industries Incorporated (the “Company”) and its independent registered public accounting firm, KPMG LLP, needed additional time to evaluate a financial reporting matter. This matter has been resolved and the Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2006 was filed as of the date hereof.
The Company hereby represents that the reasons causing the inability to timely file the above-referenced Quarterly Report on Form 10-Q could not be eliminated by the Company without unreasonable effort or expense.

PART IV- OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

George B. Sundby	415	733-4018

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Set forth below is the Company’s results of operations for the three and six months ended April 30, 2006, as compared to the three and six months ended April 30, 2005.

	Three Months Ended		Six Months Ended
	April 30,		April 30,
(dollars in millions except per
share amounts)	2006	2005	2006	2005

Sales and other income	$660.1	$639.6	$1,326.7	$1,277.7
Income from continuing operations	10.4	8.8	14.4	14.5
Net income	10.4	9.2	14.4	14.7
Income from continuing operations per common share — diluted	0.21	0.17	0.29	0.28
Net income per common share — diluted	0.21	0.18	0.29	0.29
More detailed information with respect to these results of operations, including a narrative discussion thereof, is included in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2006.

ABM Industries Incorporated

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 12, 2006	By:	/s/ George B. Sundby
George B. Sundby
Executive Vice President and Chief Financial Officer